[Federal Home Loan Bank of Chicago letterhead]

August 25, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor

Re:	Withdrawal of Form 10 Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (SEC File No. 000-51401) (the “Registration Statement”) filed by the Federal Home Loan Bank of Chicago (the “Bank”) with the Securities and Exchange Commission on June 30, 2005. The Bank hereby requests that the Registration Statement be withdrawn due to unresolved accounting issues relating to derivatives used to hedge the Bank’s putable advances and other matters related to hedge accounting that may have an impact on the Bank’s financial statements and Registration Statement depending upon how those issues are resolved with the SEC.

Sincerely yours,

/s/    Peter E. Gutzmer

Peter E. Gutzmer

Executive Vice President,

General Counsel &

Corporate Secretary